EXHIBIT (a)(5)(D)
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FOR IMMEDIATE RELEASE

CONTACTS:
Steven R. Champion, Taiwan Greater
       China Fund, 011-886-2-2715-2988
Joseph P. Doherty, MacKenzie
       Partners, Inc., 212-929-5958
Website: http://www.taiwangreaterchinafund.com


                                 [LOGO OMITTED]

                       TAIWAN GREATER CHINA FUND ANNOUNCES
                           EXPIRATION AND PRELIMINARY
                          RESULTS OF SELF-TENDER OFFER

         (New York, New York, September 7, 2004) The Taiwan Greater China Fund (NYSE: TFC), a diversified closed-end registered investment company listed on the New York Stock Exchange, announced today the preliminary results of its tender offer for up to 10,899,658 (approximately one-third) of its issued and outstanding shares. The offer expired at 5:00 p.m., New York City time, on Friday, September 3, 2004 and will not be extended. The Fund also announced that the purchase price for shares properly tendered and accepted for payment will be $4.67, which, in accordance with the offer, is equal to 99% of the Fund's net asset value per share as of the close of the regular trading session on the New York Stock Exchange on September 3, 2004.

         Based upon current information, approximately 27,472,252 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. Because the number of tendered shares exceeded 10,899,658, the tender offer has been oversubscribed. Therefore, in accordance with the terms of the offer, the Fund will purchase shares on a pro rata basis from all tendering shareholders, other than shareholders holding 99 or less shares who tendered all of their shares, from whom the Fund will accept all shares properly tendered. The Fund expects to formally accept and pay for purchased shares as soon as reasonably practicable.

         The Taiwan Greater China Fund is listed and publicly traded in the United States. The Fund is organized for investment in securities of Taiwan issuers by non-Taiwan investors and follows an investment strategy of primarily investing in Taiwan listed companies that derive or expect to derive a significant portion of their revenues from operations in or exports to mainland China.

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